Cashmere Fund

(the “Fund”)

Supplement dated November 15, 2024 to the

Fund’s Prospectus dated July 26, 2024, as amended October 28, 2024

The first paragraph of the Purchasing Shares sub-section included in the Plan of Distribution and the Sweater App section of the Fund’s Prospectus is hereby deleted in its entirety and replaced with the following:

Once we have opened your account, including confirming that you have linked your bank account through the App, you may use the App to submit orders to purchase Shares at any time. To make a same day investment on any Business Day, your order via the App must be received and accepted by us prior to 2:00 p.m. Eastern Time. If your Share purchase request is received and accepted by us by 2:00 p.m. Eastern Time on any Business Day, then your purchase request will be processed at the NAV calculated that Business Day upon the close of regular trading on the NYSE (4:00 p.m. Eastern Time). If your Share purchase request is received after 2:00 p.m., or is received on a day that is not a Business Day, then your purchase request will be processed at the NAV calculated on the following Business Day. While the App is intended to be the exclusive means through which investors may purchase Shares, if you would like to purchase Shares during any period where the App is experiencing a widespread outage, please call us toll-free at 1-888-577-7987 for information about how you may submit orders to purchase Shares outside of the App.